UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53744 / May 1, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12224

In the Matter of **M & A WEST, INC.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

In these proceedings instituted on February 28, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), M & A West, Inc. ("M & A West" or "Respondent") has made an Offer of Settlement ("Offer"), which the Securities and Exchange Commission ("Commission") has determined to accept.

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over Respondent and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   M & A West is a Colorado corporation which, until mid-2001 when it relocated to Liberty, Texas, had its principal place of business in San Bruno, California. M & A West has a class of common stock registered with the Commission pursuant to

Section 12(g) of the Exchange Act, and its stock was quoted on the Over-the-Counter Bulletin Board Service. Respondent's stock is currently quoted on the "Pink Sheets," disseminated by Pink Sheets LLC, under the symbol "MAWI.PK."

2.   M & A West has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed any quarterly reports with the Commission since on or about October 22, 2001, when M & A West filed its Form 10-QSB for the quarter ended August 31, 2001, nor any annual reports since on or about October 17, 2001, when M & A West filed its Form 10-KSB for the year ended May 31, 2001.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary